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SEC FILE NUMBER
8- 51250

SECURI 02018546 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Arrow Investments, Inc.

OFFICIAL USE ONLY
143
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 05 2002 WASH. D.C. SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 Westchester Avenue Ste. 203

(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven G. Rubenstein 914-251-1086 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendlowitz Weitsen, LLP, CPAs

(Name — *if individual, state last, first, middle name*)

K2 Brier Hill Court (Address) East Brunswick, (City) NJ (State) 08816-3341 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven G. Rubenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrow Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public 2/26/02

LOUIS M. RUSSO
Notary Public, State of New York
No. 01RU3408145
Qualified in Westchester County
Term Expires February 28, 2002

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARROW INVESTMENTS, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

ARROW INVESTMENTS, INC.

CONTENTS

DECEMBER 31, 2001

Mendlowitz Weitsen, LLP, CPAs
K2 Brier Hill Court, East Brunswick, NJ 08816-3341
Tel: 732.613.9700 Fax: 732.613.9705 E-mail: mw@MWLLP.com

INDEPENDENT AUDITOR'S REPORT

ARROW INVESTMENTS, INC.
Purchase, New York

We have audited the accompanying statement of financial condition of **ARROW INVESTMENTS, INC.** (an S corporation) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ARROW INVESTMENTS, INC.** as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 9 to 13 is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MENDLOWITZ WEITSEN, LLP

East Brunswick, New Jersey
February 18, 2002

AR@01

ARROW INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	56,036		
Investments - warrants, at cost		3,300		
Prepaid expenses		5,000		
Furniture and equipment, net		1,938		
			$	66,274

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Income taxes payable	$	100		
Accrued expenses		24,247		
Due to affiliate		800		
Total liabilities			$	25,147
COMMITMENTS AND CONTINGENT LIABILITIES				
STOCKHOLDERS' EQUITY				
Common stock, $0.01 par value; 20,000 shares authorized; 100 shares issued and outstanding	$	1		
Paid in capital		26,249		
Retained earnings		14,877		
Total stockholders' equity				41,127
			$	66,274

AR01.xls

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
STATEMENT OF OPERATIONS
December 31, 2001

REVENUES		
Service fees		$ 380,820
EXPENSES		
Management fees	$ 300,000	
Sub-agent fees and expenses	42,000	
Licenses and regulatory fees	8,660	
Insurance	315	
Bank charges	141	
Commission	8,291	
Payroll tax	1,088	
Travel	8,145	
Depreciation	750	
Total expenses		369,391
INCOME FROM OPERATIONS		11,430
PROVISION FOR INCOME TAXES		100
NET INCOME		$ 11,330

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2001

	Common Stock		Paid in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, beginning	100	$ 1	$ 26,249	$ 3,547	$ 29,797
NET INCOME				11,330	11,330
BALANCE, end	100	$ 1	$ 26,249	$ 14,877	$ 41,127

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	11,330		
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		750		
Changes in assets and liabilities				
(Increase) in				
Prepaid expenses		(5,000)		
Increase (decrease) in				
Accrued expenses		24,247		
Due to affiliate		400		
Income taxes payable		(300)		
Net cash provided by operating activities			$	31,427
NET INCREASE IN CASH AND CASH EQUIVALENTS				31,427
CASH, beginning				24,609
CASH, end			$	56,036

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

ARROW INVESTMENTS, INC. ("the Company") was incorporated in June 1998 in the State of New York, and operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Its customers are located throughout the United States.

The Company's registration with the SEC became effective December 21, 1998.

Equipment

Equipment is carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of 5 years.

Expenditures for major renewals and betterments, which extend the useful lives of furniture and equipment are capitalized.

Depreciation for the year ended December 31, 2001 was $750.

Investments in securities

The Company invested in warrants issued by NASD Stock Market, Inc. The investments are carried at cost. The cost approximates market value.

Revenue recognition

The Company receives commissions for placing or redeeming orders with mutual funds for their clients as well as acting as a Placement Agent for private equity offerings. During 2001, the Company had earned commissions of $115,820 and received retainer fees of $265,000 that have been included in income.

Income taxes

The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes.

A tax is payable to New York State based on the difference between the corporate and the personal income tax rates. The income tax provision consists entirely of minimum taxes for New York State.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

ARROW INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $30,889, which was $25,889 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .81 to 1.

NOTE 3 - REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

NOTE 4 - CONCENTRATIONS

Business risk

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

NOTE 5 - RELATED PARTY TRANSACTIONS

Management fees and overhead expenses

The Company paid $300,000 as a management fee to an affiliate. The affiliate and the Company have a signed agreement that all overhead expenses will be paid by the affiliate.

NOTE 6 - FINANCIAL INSTRUMENTS

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

ARROW INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company's overhead expenses have been paid by its affiliate under an agreement with its affiliate. The agreement is continuous until amended in writing by either party at their sole discretion. This expense agreement includes rent and accordingly, the Company does not have a lease agreement for office space with any third parties.

AR@01

SUPPLEMENTARY INFORMATION

ARROW INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

NET CAPITAL		
Total stockholders' equity	$ 41,127	
Deductions and/or charges		
Nonallowable assets		
Investments - warrants	(3,300)	
Prepaid expenses	(5,000)	
Furniture and equipment	(1,938)	
Net capital		$ 30,889
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Income taxes payable	$ 100	
Accrued expenses	24,247	
Due to affiliate	800	
Total aggregate indebtedness		$ 25,147
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under rule 15c3-1(a)(1)(i)		$ 1,676
Minimum net capital under rule 15c3-1(a)(2)(i)		$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i)]		$ 5,000
EXCESS NET CAPITAL AT STANDARD MINIMUM		$ 25,889
EXCESS NET CAPITAL AT 1500%		$ 29,213
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.81 to 1

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Reconciliation with company's computation (included in Part II of Form X-17a-5 as of December 31, 2001) Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	30,989
Provision for income taxes		(100)
Net capital per audited financial statements	$	30,889

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Schedule not required

See Notes to Financial Statements.

ARROW INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	None
A. Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	None
A. Number of items	-

ARROW INVESTMENTS, INC.
SUPPLEMENTAL REPORT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

The report is not applicable

See Notes to Financial Statements.

Mendlowitz Weitsen, LLP, CPAs
K2 Brier Hill Court, East Brunswick, NJ 08816-3341
Tel: 732.613.9700 Fax: 732.613.9705 E-mail: mw@MWLLP.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

ARROW INVESTMENTS, INC.
Purchase, New York

In planning and performing our audit of the financial statements and supplementary schedules of **ARROW INVESTMENTS, INC.** ("the Company"), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

> Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
>
> Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
>
> Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
>
> Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures

referred to above errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control structure would not necessary disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that are considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MENDLOWITZ WEITSEN, LLP

East Brunswick, New Jersey
February 18, 2002

AR@01